Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel 212 259-8185 fax 212 259-6333

        November 10, 2008

Division of Corporation Finance Securities and Exchange Commission Mail Stop 6010 100 F Street, N.E. Washington, D.C. 20549-3628
Attention:	Mr. Jeffrey Riedler Ms. Jennifer Riegel Ms. Sonia Barros
Re:
CastlePoint Holdings, Ltd.
Transaction Statement on Schedule 13E-3
Filed September 30, 2008
File No. 5-83606

Tower Group, Inc.
Registration Statement on Form S-4
Filed September 30, 2008
File No. 333-153736

Dear Mr. Riedler,

        On behalf of Tower Group, Inc. ("Tower") and CastlePoint Holdings, Ltd. ("CastlePoint"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated October 28, 2008 (the "Comment Letter"), with respect to the Transaction Statement on Schedule 13E-3 filed by Tower and CastlePoint with the Commission on September 30, 2008 (File No. 5-83606) (the "Schedule 13E-3") and the Registration Statement on Form S-4 filed by Tower with the Commission on September 30, 2008 (File No. 333-153736) (the "Form S-4"). In connection with this response to the Comment Letter, Tower and CastlePoint are filing electronically with the Commission today Amendment No. 2 to the Schedule 13E-3 and Amendment No. 1 to the Form S-4.

        The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the parties' response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Form S-4.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Schedule 13E-3

General

1.
We note that all of the directors and the members of CastlePoint's management who will continue as directors and/or employees of the company appear to be affiliates engaged in the transaction for purposes of Rule 13e-3 and should be named as filing persons on the Schedule 13E-3. See Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov. Please revise your Schedule 13E-3 and proxy statement to include all the additional information required for each of these filing persons pursuant to Items 3, 5, 6, 7, 8, 9, 11 and 12 of Schedule 13E-3. In the alternative, please provide an analysis for each person explaining why they should not be identified as a filing person. Your analyses should address whether each officer or director serves as an officer or director for Tower.

Response: In response to the Staff's comment, we have revised the Schedule 13E-3 to include Michael H. Lee as a filing person. We respectfully advise the Staff that CastlePoint does not believe that any of CastlePoint's directors or members of management (other than Mr. Lee) should be filing persons on the Schedule 13E-3. Consistent with the Staff's views expressed in Section II.D.3 of the Current Issues Outline dated November 14, 2000 (the "Outline"), this assessment was based on a review of the facts and circumstances at the time of filing and the applicable Commission rules and guidance, including Rule 13e-3 under the Exchange Act and the Outline. CastlePoint has concluded that no directors or members of management of CastlePoint (other than Mr. Lee) should reasonably be characterized as affiliates of CastlePoint that are engaged, directly or indirectly, in the Rule 13e-3 transaction and, therefore, that no additional directors or members of management of CastlePoint should be named as filing persons.

CastlePoint Senior Management

In the Outline, the Staff noted that it "consistently has taken the position that members of senior management of the issuer that is going private are affiliates of that issuer." However, the Staff also noted in the Outline that the question of whether a particular affiliate of an issuer is engaged in a going-private transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction. The Outline provides that an important aspect of the Staff's analysis of this issue is whether the issuer's management ultimately would (i) hold a material amount of the surviving corporation's outstanding equity securities, (ii) occupy seats on the surviving corporation's board of directors in addition to senior management positions and (iii) otherwise be in a position to "control" the surviving corporation within the meaning of Rule 12b-2 under the Exchange Act. We discuss each of these factors in greater detail below.

Participation in the Transaction Limited to Being a Resource to the CastlePoint Special Committee: CastlePoint believes that none of the members of CastlePoint's management team

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

(other than Mr. Lee) can reasonably be viewed as having been "engaged" in the Rule 13e-3 transaction. As described in the "Special Factors—Background of the Merger" section beginning on page 19 of the joint proxy statement/prospectus, the CastlePoint board of directors appointed a special committee of independent directors for the purpose of considering the desirability and feasibility of a possible transaction with Tower. None of the members of the CastlePoint board of directors, other than the independent directors, and none of the members of CastlePoint's management team participated in the negotiation of any of the terms of the merger, including any terms of future employment with Tower, although as discussed in "Special Factors—Background of the Merger," members of CastlePoint's management team attended meetings of the CastlePoint special committee and participated in the due diligence review of Tower.

Ownership of Relatively Few Shares of Tower Common Stock Post-Closing: With the exception of Mr. Lee and Joel S. Weiner, CastlePoint's chief financial officer, who holds approximately 6,484 shares of Tower common stock as of the date of this letter, no other executive officers or directors of CastlePoint currently hold any shares of Tower common stock. In addition, as set forth in "Security Ownership of Certain Beneficial Owners and Management—CastlePoint," Mr. Weiner beneficially owns 139,410 CastlePoint common shares, more than any other executive officer or director of CastlePoint (other than Mr. Lee). Assuming the maximum exchange ratio of 0.5371, following the transaction, Mr. Weiner will own approximately 82,000 shares of Tower common stock, or less than 0.2% of the outstanding shares of Tower common stock following the merger. Therefore, CastlePoint does not believe that the share ownership of its management (other than Mr. Lee) following the merger will be material.

Not a Director on the Tower Board: No member of management of CastlePoint (other than Mr. Lee) will occupy a seat on the board of Tower.

No Position Within Tower's Senior Management: As of the date of this letter, as noted in the parties' response to comment no. 9 below, Tower does not intend to combine the members of CastlePoint's management team with the members of Tower's management team. Tower intends to retain members of CastlePoint's management team following the consummation of the merger to continue in their respective positions with the surviving company. There are, accordingly, no agreements between Tower, on the one hand, and any member of management of CastlePoint (other than Mr. Lee), on the other hand, regarding such matters.

No Control of Tower: As noted in the Outline, "control" for purposes of this definition has the meaning set forth in Exchange Act Rule 12b-2, i.e., "possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise." Although the members of CastlePoint's management team will continue in their respective positions with the surviving corporation after the merger is consummated, none of them would be in a position to "control" Tower, as they would be executive officers of a wholly-owned subsidiary of Tower. In addition, as noted above,

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

no member of CastlePoint's management team (other than Mr. Lee) currently holds, or will hold, following the merger, shares of Tower common stock in an amount which would provide him with the ability to direct or cause the direction of the management and policies of Tower. Further, no member of management of CastlePoint will occupy a seat on Tower's board.

Based on the foregoing analysis, we respectfully submit that no member of management of CastlePoint (other than Mr. Lee) is engaged in the Rule 13e-3 transaction, and therefore no such individual should be named as an additional filing person in the Schedule 13E-3.

CastlePoint Independent Directors

We further respectfully advise the Staff that, after careful consideration, CastlePoint does not believe that any of the independent directors of CastlePoint (i.e., each of Jan R. Van Gorder, Robert S. Smith and William A. Robbie) should be considered a filing person for purposes of Schedule 13E-3 because they were not "engaged" in the going-private transaction. The Outline makes clear that the inquiry often turns on whether a particular person or entity is "on both sides" of the transaction, i.e., whether the particular person or entity is in control of the seller's business both before and after the transaction, having regard to the factors listed in (i), (ii) and (iii) in the discussion under "CastlePoint Senior Management" above. We discuss each of these factors in greater detail below.

Participation in the Transaction Limited to the Discharge of Duties as Directors: CastlePoint respectfully submits that the mere fact that each of Mr. Van Gorder, Mr. Smith and Mr. Robbie participated in the negotiation of a Rule 13e-3 transaction in the discharge of his duties as a board member should not cause him to be deemed to be "engaged" in that Rule 13e-3 transaction. The CastlePoint board of directors established the CastlePoint special committee to evaluate a possible transaction with Tower because certain members of CastlePoint management had potential interests in the transaction. Typically, whenever a special committee is formed to negotiate a transaction in such a situation, the members of that committee are forced by circumstance to assume roles in the transaction that would normally be filled by the interested managers. Accordingly, the special committee is required to become actively involved in extended and numerous deliberations and negotiations regarding the transaction on behalf of the company. CastlePoint respectfully submits that the active negotiation by Mr. Van Gorder, Mr. Smith and Mr. Robbie on behalf of CastlePoint cannot reasonably be construed as putting them "on both sides" of the transaction or causing any of them to be "engaged" in the Rule 13e-3 transaction. In summary, CastlePoint believes that the involvement of each of Mr. Van Gorder, Mr. Smith and Mr. Robbie in the subject transaction was no more or less than that required of a disinterested director appointed to a special committee charged with evaluating an acquisition transaction in a conflicted situation.

Ownership of Relatively Few Shares of Tower Common Stock Post-Closing: Following the closing of the transaction, Mr. Van Gorder, Mr. Smith and Mr. Robbie are currently expected to own, assuming the maximum exchange ratio of 0.5371, approximately 0.02%, 0.03% and 0.04%, respectively, of the outstanding shares of common stock of Tower. These holdings are immaterial and it is clear that none of Mr. Van Gorder, Mr. Smith or Mr. Robbie will be in a

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

position to control Tower through his equity ownership, either individually or collectively by reason of their combined shareholdings.

Board Representation Not a Requirement for the Merger to Proceed: Although, as disclosed on page 10 of the joint proxy statement/prospectus, each of Mr. Van Gorder, Mr. Smith and Mr. Robbie is expected to join the Tower board of directors following the closing of the transaction, it was never a term or requirement of CastlePoint that any of Mr. Van Gorder, Mr. Smith or Mr. Robbie be on the Tower board of directors following the closing of the transaction. Rather, Tower requested as much pursuant to a provision included in the first draft of the merger agreement delivered to counsel to the CastlePoint special committee by counsel to the Tower special committee. As members of the Tower board of directors, each of Mr. Van Gorder, Mr. Smith and Mr. Robbie will participate on the same terms as are provided to Tower's existing directors, and will in fact be compensated at a slightly lower rate than that at which they are currently compensated as members of the CastlePoint board of directors. None of Mr. Van Gorder, Mr. Smith or Mr. Robbie attempted to negotiate for himself, or for any other member of the CastlePoint special committee, a position on the Tower board of directors or any Tower committee, a consulting agreement, a side letter, or any other arrangement that would have provided him with additional consideration, monetary or otherwise. In addition, none of them has a contractual right to serve on the Tower board of directors or any commitment from any Tower shareholder to re-elect him to the Tower board of directors.

In summary, CastlePoint does not believe that the mere fact that Mr. Van Gorder, Mr. Smith and Mr. Robbie will occupy seats on the Tower board of directors, in and of itself, under the circumstances described in this letter, supports a determination that Mr. Van Gorder, Mr. Smith and Mr. Robbie are engaged in a going-private transaction. This view is supported by the fact that the Staff has itself stated in the past that it would not view a person as an affiliate of a purchaser solely because such person is elected as a director of the purchaser (see Note 6, Exchange Act Release No. 16075, 44 Fed. Reg. 46736 (August 2, 1979)).

Not a Member of Tower Senior Management: None of Mr. Van Gorder, Mr. Smith or Mr. Robbie will be a member of Tower's senior management.

Same Consideration in Connection with the Transaction: Aside from their rights to receive compensation and indemnification as members of the CastlePoint special committee, and their rights to receive compensation upon joining the Tower board of directors following the closing of the transaction, we respectfully submit that the interests of each of Mr. Van Gorder, Mr. Smith and Mr. Robbie are no different from those of the CastlePoint shareholders generally. None of Mr. Van Gorder, Mr. Smith or Mr. Robbie will receive additional or different consideration of any kind in the transaction apart from directors fees for serving on the CastlePoint special committee and the right to receive directors fees as directors of Tower, which fees are modest and in line with what Tower's other directors are receiving.

As set forth above, none of Mr. Van Gorder, Mr. Smith or Mr. Robbie will hold a material amount of the common stock of Tower, no such individual will hold a senior management

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

position at Tower, and no such individual will be in a position to "control" Tower, through his membership on the Tower board of directors or through his minority equity stake in Tower. CastlePoint therefore respectfully submits that none of Mr. Van Gorder, Mr. Smith or Mr. Robbie is engaged in a Rule 13e-3 transaction. Based on the foregoing analysis, we respectfully submit that none of Mr. Van Gorder, Mr. Smith or Mr. Robbie are engaged in the Rule 13e-3 transaction, and therefore no such individual should be named as an additional filing person in the Schedule 13E-3.

Item 4. Terms of the Transaction

2.
It appears that no provisions for unaffiliated security holders have been made. Pursuant to Item 1004(e), please revise your disclosure to in this subsection of your Schedule 13E-3 to state "None."

Response: The Schedule 13E-3 has been revised in response to the Staff's comment.

Item 16. Exhibits

3.
We note that Exhibit (a)(5) is an investor presentation by Tower. We also note that on various Form 8-Ks, CastlePoint also filed copies investor presentations. Please confirm that the investor presentations filed by CastlePoint are the same as the presentation filed as an exhibit to this Schedule 13E-3.

Response: The investor presentations filed by CastlePoint are the same as the presentation filed as Exhibit (a)(5) to the Schedule 13E-3.

4.
It appears that the presentations of Lazard and Goldman which you have filed as exhibits to this Schedule 13E-3 are, in some portions of those presentations, illegible. Please revise to file legible copies of these presentations.

Response: In response to the Staff's comment, we have re-filed legible copies of the previously filed presentations of Lazard and Goldman Sachs.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Form S-4

5.
Please revise your filing throughout to complete the information in which you have left blanks to be completed.

Response: To the extent information is available at this time, the related blanks in the Form S-4 have been completed. Certain information that the parties contemplate including in the definitive joint proxy statement/prospectus is not available at this time and, accordingly, blanks remain for this information. For example, information pertaining to the record date and the date, place and time of the special meetings and other information related thereto (e.g., share ownership as of the record date) has not been included. The parties are aware of their obligations to complete this information, and will include it in the definitive joint proxy statement/prospectus.

Registration Statement Cover Page

6.
We note your statement in footnote (1) to the fee table that you will file an amendment to this registration statement to reflect the increase in the number of shares of Tower common stock to be issued. It appears that this increase will likely not be determined until after the effective date of this registration statement. Please explain how you will file an amendment to increase the number of shares registered. Alternatively, revise your disclosure to state that you will file a new registration statement for the registration of such additional shares if needed.

Response: In response to the Staff's comment, footnote (1) to the fee table has been revised to provide that Tower will file a registration statement under Rule 462(b) under the Securities Act or a post-effective amendment to the Form S-4 to reflect the increase in the number of shares of Tower common stock to be issued.

7.
Please explain why holders of restricted shares will not be entitled to vote at the meeting.

Response: We respectfully submit that the Form S-4 does not provide that the holders of restricted shares will be prohibited from voting at the meeting.

Questions and Answers About the Merger, page 1

8.
We note that Georgeson, Inc. and D. F. King & Co., Inc. have been retained to assist in the solicitation. Please note that written solicitations, including written instructions and transcripts to be used for telephone solicitations, are required to be filed. Please confirm that you will file all such solicitations.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: We acknowledge the Staff's comment and intend to file any such written solicitations, including written instructions and transcripts to be used for telephone solicitations.

Q: How will the combined company be managed? page 2

9.
Please revise to specifically list the members of CastlePoint's senior management team which will be combined with the members of Tower's senior management team.

Response: Tower no longer expects that members of CastlePoint management will join Tower as executive officers or members of senior management.

Q: What will be the composition of the board of directors if Tower following the merger? page 3

10.
Please revise to specifically list CastlePoint's three independent directors which will join Tower's board of directors.

Response: The disclosure on page 16 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to specify the names of CastlePoint's three independent directors who will join Tower's board of directors.

Summary, page 7

11.
Please revise the structure of this proxy statement/prospectus so that the information included in the summary term sheet begins on the first or second page of the disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.

Response: The "Summary" section has been relocated to precede the "Questions and Answers About the Merger" section in response to the Staff's comment.

12.
We note your disclosure that that this proxy statement/prospectus may not contain all information that is important to your respective shareholders. Please revise to confirm that you have summarized the most material terms of the proposed transaction. See Item 1001 of Regulation M-A.

Response: The disclosure on page 1 of the joint proxy statement/prospectus has been revised in response to the Staff's comment to provide that the "Summary" section, together with the

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

"Questions and Answers About the Merger" section, summarizes the material information in the joint proxy statement/prospectus.

13.
Please revise your summary to include a table that discloses the potential consideration to be received for each CastlePoint common share. Please include various potential Tower stock prices, the exchange ratio to Tower common stock and the amount of the cash consideration. Alternatively, if you believe the table would be more appropriate in a different section of your document, please provide a reference to the table in the summary.

Response: The table has been included in the "Summary—The Merger Proposal—Merger Consideration" and "Description of the Merger Agreement—Merger Consideration" sections on pages 5 and 159, respectively, of the joint proxy statement/prospectus in response to the Staff's comment.

CastlePoint, page 7

14.
Please clarify here Tower sponsored the formation of CastlePoint by providing an initial investment in CastlePoint and entered into a long-term strategic relationship with CastlePoint that would provide a stable source of traditional quota share reinsurance and insurance risk-sharing capability to support anticipated future growth.

Response: The disclosure in the "Summary—CastlePoint" section on pages 1 and 2 of the joint proxy statement/prospectus has been revised to reflect the Staff's comment.

15.
We note that CastlePoint entered into an asset purchase agreement with various subsidiaries of Tower on August 26, 2008 to sell certain operating assets of HIG, Inc., but that CastlePoint did not enter into an agreement to purchase HIG until August 27, 2008. Please revise your disclose to explain why CastlePoint agreed to sell certain assets prior to its agreement to purchase those assets.

Response: The disclosure on page 2 of the joint proxy statement/prospectus has been revised in response to the Staff's comment. The parties had intended for the agreements to be entered into simultaneously, however, open issues with respect to the Hermitage Acquisition were not resolved until the following day.

16.
We note the disclaimer of liability by Hermitage, Brookfield US Corporation and their affiliates with respect to Hermitage's financial statements on page 8. Please explain the appropriateness of an entity disclaiming liability for its own information or delete the disclaimer.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: Historically, Hermitage had not prepared financial statements in accordance with generally accepted accounting principles in the United States, and the Hermitage financial statements included in the joint proxy statement/prospectus were prepared at the request of Tower and CastlePoint. The disclaimer of liability of Hermitage, Brookfield US Corporation and their affiliates was negotiated in connection with the Hermitage Acquisition and their agreement to assist CastlePoint in the preparation of GAAP financial statements. None of Hermitage, Brookfield US Corporation or their affiliates are the registrant, and Tower and CastlePoint are responsible for the information contained in the joint proxy statement/prospectus.

17.
Please include a summary of the fairness determination made by each filing person in an appropriate location within the Summary.

Response: The disclosure on page 6 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to include a summary of the fairness determinations made by the Tower Schedule 13e-3 Filing Persons. The disclosure on pages 7 and 8 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to include a summary of the fairness determination made by CastlePoint.

Interests of Tower and CastlePoint Directors and Executive Officers in the Merger, page 12

18.
Please disclose here and on page 93 in tabular formats, the aggregate consideration, including cash and securities, to be received by each of your respective directors and executive officers, plus all compensation to be received by the members of the respective special committees in connection with the merger transaction.

Response: The tables have been included in the "Summary—Interests of Tower and CastlePoint Directors and Executive Officers in the Merger" section on pages 9 and 10 and "Special Factors—Interests of Tower and CastlePoint Directors and Executive Officers in the Merger" section on pages 98 and 101 of the joint proxy statement/prospectus in response to the Staff's comment. Compensation information for the Tower directors has been left blank for this filing pending a determination of the number of meetings attended by each member of the Tower special committee.

Conditions to the Merger, page 14,

19.
Please revise in this section to indicate which of the conditions are waivable.

Response: The disclosure in the "Summary—Merger Agreement—Conditions to the Merger" section on pages 11 and 12 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to indicate that all conditions contained in the merger agreement may be waived to the extent legally permitted.

20.
Additionally, it appears that waiver of some of the conditions would result in material changes to your document potentially requiring recirculation. For example, the

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

  condition that the shares issuable to CastlePoint shareholders be approved for listing on the NASDAQ Global Select Market and the condition regarding regulatory approvals. Please tell us whether you would recirculate your document if either of these or other material conditions were to be waived. If you would not, then provide us with an analysis supporting your determination that recirculation would not be necessary.

Response: We respectfully advise the Staff that each of Tower and CastlePoint acknowledges that the waiver of certain conditions to the closing of the merger may require material changes to the joint proxy statement/prospectus and recirculation of the joint proxy statement/prospectus to Tower stockholders and CastlePoint shareholders. At this time, neither Tower nor CastlePoint intend to waive any such conditions to the closing of the merger. In the event that either Tower or CastlePoint waives any conditions to the closing of the merger, Tower and CastlePoint will analyze the relevant facts and circumstances of such waiver to determine whether such waiver requires material changes to the joint proxy statement/prospectus and recirculation of the joint proxy statement/prospectus to stockholders/shareholders, an analysis that Tower and CastlePoint would also conduct with respect to any other material developments that occur after circulation of the joint proxy statement/prospectus to stockholders/shareholders and prior to the special meeting of stockholders of Tower and the special general meeting of shareholders of CastlePoint at which stockholders/shareholders will consider approval of matters related to the merger. In the event that Tower and CastlePoint determine that any waiver of a condition to the closing of the merger requires material changes to the joint proxy statement/prospectus and recirculation of the joint proxy statement/prospectus to stockholders/shareholders, Tower and CastlePoint undertake to the Staff to revise the joint proxy statement/prospectus accordingly and recirculate the joint proxy statement/prospectus to Tower stockholders and CastlePoint shareholders.

Risk Factors, page 16

General

21.
Please revise the structure of the Form S-4 so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the document, immediately following the Summary section. Refer to Rule 13e-3(e)(1)(ii). In that regard, the Risk Factor section is not required disclosure pursuant to Items 7, 8 and 9 of Schedule 13e-3 and should be relocated to appear after the Special Factors section.

Response: We respectfully advise the Staff that we believe that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appear in the "Special Factors" section of the joint proxy statement/prospectus. We supplementally advise the Staff that certain cross-references from the Schedule 13E-3 to sections in the joint proxy statement/prospectus have been revised. In addition, the "Risk Factors" section has been relocated to follow the "Special Factors" section in response to the Staff's comment.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

22.
Please add a risk factor which addresses the dilution to each company's stockholders. Please include in this risk factor the percentage of ownership dilution that the stockholders of each of Tower and CastlePoint may experience from the merger.

Response: The disclosure in the "Risk Factors—Risk Factors Relating to the Merger" section on pages 110 and 111 of the joint proxy statement/prospectus has been revised to include a risk factor in response to the Staff's comment.

Risk Factors Relating to the Merger, page 16

The proposed merger may not be completed. Page 16

23.
This risk factor focuses mainly on the risks to Tower and CastlePoint stockholders if the merger does not close. Hence, it is for the most part a list of reasons stockholders should vote to approve the proposals the board and management have proffered. While this risk factor discusses some issues regarding the possible merger, these issues should not be the emphasis of the risk factors section or part of the first or most prominent risk factors. Rather, the risk factors section should focus primarily, first and foremost on the risks to Tower and CastlePoint stockholders if the merger is completed. To extent that failure to complete the merger poses material risks to each of Tower and CastlePoint, this risk factor should be reclassified as a risk related to the business of each company. Please re-order and revise your risk factors accordingly.

Response: The risk factor has been moved to a new sub-section titled "Risk Factors—Risk Factors Relating to the Business of each of Tower and CastlePoint" on pages 116 and 117 of the joint proxy statement/prospectus in response to the Staff's comment.

The anticipation of the merger and the integration of Tower and CastlePoint may cause disruptions in Tower's and CastlePoint's respective businesses, page 17

24.
Please expand this risk factor to provide a more thorough discussion of specifics that may cause disruptions to each company's respective business, including, for example:

  •
  whether either company has material agreements that, by their terms, may be terminated or renegotiated as a result of the transaction,
  •
  whether either company anticipates any difficulties in transferring material agreements, and
  •
  whether either company is aware that there are differences in the companies' corporate cultures and philosophies that may make integrating the companies particularly difficult.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

  Consider including this information as a separate risk factor if material. Please also consider expanding your risk factor at the top of page 22 regarding the integration of Hermitage.

Response: We respectfully advise the Staff that we do not believe there are any additional specific considerations that may result in disruptions in Tower's and CastlePoint's respective businesses. In addition, we do not believe that there are any additional risks related to the integration of Hermitage.

After the merger is completed, CastlePoint shareholders who receive Tower common stock . . . page 19

25.
Please revise this risk factor to provide specific examples of the rights that will be less advantageous as a Tower stockholder than those as a CastlePoint shareholder.

Response: In response to the Staff's comment, the risk factor on page 111 of the joint proxy statement/prospectus has been revised to provide specific examples of certain of the rights of a Tower stockholder that will be less advantageous than those of a CastlePoint shareholder.

If the merger or the Hermitage Acquisition is completed after December 31, 2008 . . . page 19

26.
It appears from the disclosure on page 101 that Tower and CastlePoint will incur an aggregate of approximately $20 million in connection with the merger. If true, please revise your disclosure in this risk factor to clarify that in addition to Tower's $12 million in expenses, CastlePoint will incur $8 million in additional expenses. Please also disclose the total amount of expenses in "Completion of the Merger" on page 92.

Response: In response to the Staff's comment, the disclosure under "Risk Factors—Risk Factors Relating to the Merger—If the merger or the Hermitage Acquisition is completed after December 31, 2008, Tower and CastlePoint will be required to expense the full amount of their transaction expenses in 2009" on pages 112 and 113 of the joint proxy statement/prospectus has been revised to reflect that CastlePoint has expensed $9 million of fees and expenses in connection with the merger in the third quarter of 2008. In addition, disclosure has been included in the "Special Factors—Effects of Completing the Merger" section on page 94.

Special Factors, page 27

Background of the Merger, page 27

27.
We note you reference "Tower management" and "CastlePoint management" throughout this section. In each circumstance, please revise the disclosure to specifically identify the name of each of the members of the respective management teams to which you are referring. We may have further comments.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure in the "Special Factors—Background of the Merger" section beginning on page 20 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to specify the names of the relevant members of the Tower management team or CastlePoint management team, as the case may be. We have, however, in certain limited instances, retained the reference to "Tower management" or "CastlePoint management" where it is intended to connote the Tower management team or CastlePoint management team, respectively, as a whole.

28.
We note that Swainbrook Capital LLC acted as one of the financial advisors to the Tower special committee and that Friedman Billings Ramsey Group acted as a financial advisor to the CastlePoint management. It does not appear that you have described or filed copies of any of the presentations or reports completed by these financial advisors. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your disclosure to summarize all the presentations, reports or preliminary financial analyses made by the financial advisors and file all relevant materials, spreadsheets, talking papers, board books, drafts, summaries or outlines as exhibits to the Schedule 13E-3. In addition, ensure that you provide the disclosure required by item 1015(b) with respect to each named entity.

Response: We have supplementally filed as exhibits to the Schedule 13E-3 copies of the presentations made by Swainbrook to the Tower special committee on March 14, 2008, April 23, 2008 and May 15, 2008, which were accidentally omitted from the original filing. We have also supplemented the disclosure in respect of these presentations by adding a new section entitled "Special Factors—Presentations by Swainbrook to the Tower Special Committee" beginning on page 90 of the joint proxy statement/prospectus in order to provide the disclosure required by Item 1015(b) of Regulation M-A. In addition, we respectfully advise the Staff that we do not believe the report delivered by FBR to the CastlePoint special committee on October 19, 2007 is materially related to the Rule 13e-3 transaction. As described on page 25 in the "Background of the Merger" section of the joint proxy statement/prospectus, the October 19, 2007 presentation by FBR related to a proposed acquisition by CastlePoint of all of the issued and outstanding common stock of Tower in an all-cash transaction. As the FBR presentation related to a proposal for a different transaction structure, we do not believe that it is material and we have not included a summary of the presentation or filed the presentation as an exhibit to the Schedule 13E-3.

Formation of the Tower Special Committee, page 28

29.
Please clarify that the Tower special committee was established by the board at the July 26, 2007 regularly scheduled board meeting.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure on page 21 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify that the Tower special committee was established by the board at the July 26, 2007 regularly scheduled board meeting.

30.
Please revise your disclose here and on page 29 to identify who initiated the discussions regarding the potential business combination between Tower and CastlePoint and when such discussions took place.

Response: The disclosure on pages 21 and 23 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to identify who initiated the discussions regarding the potential business combination between Tower and CastlePoint.

31.
We note that the Tower special committee engaged Swainbrook Capital LLC as a financial advisor in mid-August 2007. Please clarify why the Tower special committee interviewed three other investment banking firms on September 11, 2007. Please also clarify Swainbrook Capital LLC's further involvement with the transaction after the Tower special committee engaged Lazard in October 2007.

Response: The disclosure on pages 21 and 22 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify that Swainbrook Capital LLC was engaged by the Tower special committee to, among other things, assist the Tower special committee with its selection and engagement of an investment banking firm to deliver a fairness opinion in connection with a potential business combination with CastlePoint and to provide certain financial advisory services to the Tower special committee with respect to such a transaction.

32.
Please also clarify why you refer to Swainbrook as just a "financial advisor" to the Tower special committee and Lazard as its "independent financial advisor."

Response: The disclosure in the joint proxy statement/prospectus, including the "Special Factors—Background of the Merger" section beginning on page 20, has been revised in accordance with the Staff's comment to clarify the fact that both Swainbrook and Lazard are independent advisors to the Tower special committee. As noted in the disclosure that has been added on pages 21 and 22 of the joint proxy statement/prospectus, we further advise the Staff that (i) Swainbrook has never been retained by or received any financial advisory fees from, nor has Swainbrook had any material relationship with, CastlePoint or any of its affiliates (other than Tower in connection with engagements described on pages 21 and 22 and (ii) other than Swainbrook's engagements described on pages 21 and 22, Swainbrook has never been retained by or received any financial advisory fees from, nor has Swainbrook had any material relationship with, Tower or any of its affiliates.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

33.
Please explain why the Tower special committee needed Mr. Thomas Swain of Swainbrook to arrange for the engagement of Lazard.

Response: The disclosure on pages 21 and 22 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify the role of Swainbrook in advising the Tower special committee in its engagement of Lazard. We further advise the Staff that, as disclosed on pages 21 and 22 of the joint proxy statement/prospectus, Mr. Swain previously advised the members of the Tower special committee in connection with other transactions and that the Tower special committee was mindful of Mr. Swain's prior experience as investment banker, which would assist the special committee in negotiating the terms and conditions of Lazard's engagement. We further refer the Staff to Tower's response to the Staff's comment no. 31 above.

34.
Please disclose any fees previously paid to Swainbrook by Tower, CastlePoint or any of their respective affiliates or representatives.

Response: The disclosure in the "Special Factors—Background of the Merger—Formation of the Tower Special Committee" section on pages 21 and 22 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to identify the fees previously paid to Swainbrook by Tower, CastlePoint or any of their respective affiliates or representatives.

Formation of the CastlePoint Special Committee, page 29

35.
Please expand your disclosure to provide more information as to why the CastlePoint Board of directors confined the mandate of the CastlePoint special committee to considering the "desirability and feasibility of a possible transaction with Tower."

Response: The disclosure in the "Special Factors—Background of the Merger—Formation of the CastlePoint Special Committee" section on page 23 of the joint proxy statement/prospectus has been revised in response to the Staff's comment to explain that the CastlePoint board of directors did not consider the CastlePoint special committee's mandate as confining it to the evaluation of a transaction with Tower.

36.
In addition, we note on page 32 it is disclosed that the CastlePoint special committee discussed with its advisors alternatives to a transaction with Tower. This does not appear to be consistent with the mandate of the special committee. Please explain this apparent inconsistency.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: We refer the Staff to the response to the Staff's comment no. 35 above. The disclosure on page 23 of the joint proxy statement/prospectus has been revised in response to the Staff's comment to explain why the CastlePoint special committee's evaluation of alternatives to a transaction with Tower is not considered to be inconsistent with its mandate.

CastlePoint's Potential Acquisition of Tower, page 30

37.
Please provide a narrative and quantitative description of any material relationship CastlePoint or any of its affiliates previously had with FBR, include any fees paid by CastlePoint or any of its affiliates to FBR. We note that FBR acted as an underwriter in a firm commitment offering completed by CastlePoint last year.

Response: The disclosure in the "Special Factors—Background of the Merger—Formation of the CastlePoint Special Committee" section on page 24 of the joint proxy statement/prospectus has been revised in response to the Staff's comment.

38.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your disclosure throughout, including:

  In connection with Tower, the meetings/teleconferences occurring on:

    •
    October 23, 2007, disclosed on page 31;
    •
    November 2, 2007, disclosed on page 31;
    •
    November 30, 2007, disclosed on page 32;
    •
    December 18, 2008, disclosed on page 32;
    •
    January 7, 2008, disclosed on page 33; and
    •
    April 25, 2008, disclosed on page 37.

  In connection with CastlePoint, the meetings/teleconferences occurring on:

    •
    October 19, 2007, disclosed on page 31;
    •
    November 2 and November 9, 2007, disclosed on page 31;
    •
    The teleconferences occurring in December 2007, disclosed on page 32;
    •
    December 14, 2007, disclosed on page 32;
    •
    the preliminary financial analysis performed by Goldman Sachs in mid-December 2007, as disclosed on page 33, and the range of hypothetical purchase price figures that was used.
    •
    March 7, 2008, as disclosed on page 35;

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

    •
    June 3, 2008, disclosed on page 39; and
    •
    June 4, 2008, as disclosed on page 39; please revise to describe the Towers Perrin independent reserves study and Deutsche Insurance Asset Management's independent review of Tower's investment portfolio and the updates to such reports disclosed on page 42.

  Please revise your disclosure to summarize all the presentations, reports or preliminary financial analyses made by the financial advisors as well as counsel for the companies, or the special committees, and file all relevant materials, spreadsheets, talking papers, board books, drafts, summaries or outlines as exhibits to the Schedule 13E-3 as required by Item 1016(a) of Regulation M-A. To the extent that the information is substantially similar to the disclosure already provided, then provide a statement to this effect and summarize any differences in the information presented. Alternatively, if you believe that any of the above presentations are not materially related to the Rule 13e-3 transaction, please supplementally provide us with (1) a detailed analysis which supports your apparent conclusions and (2) copies of each of the above referenced presentations and/or reports.

Response:

The presentations and analyses of Goldman Sachs, Lazard and Swainbrook, respectively, made prior to March 14, 2008 (and in Lazard's case, its April 25 presentation) were made with respect to potential transactions that are separate from the present Rule 13e-3 transaction. These presentations were made with respect to potential transactions involving third parties or a potential transaction in which Tower would be acquired by CastlePoint, none of which were viable alternatives at the time the CastlePoint special committee and the Tower special committee approved the present Rule 13e-3 transaction. As such, these presentations do not contain any analysis regarding fairness, valuation or otherwise with respect to the present Rule 13e-3 transaction. Therefore, we believe that these presentations and analyses are not materially related to the Rule 13e-3 transaction and therefore do not need to be summarized or filed as exhibits. We further respectfully submit that the filing of these presentations and the inclusion of detailed summaries in the joint proxy statement/prospectus would give undue prominence to such presentations, given that the alternatives contemplated by them were not voted on by the CastlePoint special committee or the Tower special committee and are not being voted on by the shareholders of CastlePoint or the stockholders of Tower.

We will supplementally send to the Staff copies of each presentation made by Goldman Sachs, Lazard and Swainbrook prior to March 14, 2008, plus the presentation made by Lazard on April 25, 2008.

We also note that the presentation made by Goldman Sachs on June 3, 2008 has been previously filed as an exhibit to the Schedule 13E-3. A description of this presentation is contained in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Other Written Presentations by Goldman Sachs" section of the joint proxy statement/prospectus.

As noted above in our response to the Staff's comment no. 28, presentations made by Swainbrook on March 14, 2008, April 23, 2008 and May 15, 2008 have been filed as exhibits to the Schedule 13E-3. A new

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

section entitled "Special Factors—Presentations by Swainbrook to the Tower Special Committee" has been added on page 90 of the joint proxy statement/prospectus in order to provide the disclosure required by Item 1015(b) of Regulation M-A.

We have also filed as additional exhibits to the Schedule 13E-3, copies of the presentations made by Lazard to the Tower special committee on July 14, 2008 and July 26, 2008, which were accidentally omitted from the original filing.

CastlePoint and Tower respectfully advise the Staff that, although Towers Perrin completed an independent summary of Tower's reserves at Tower's request and Deutsche Insurance Asset Management conducted an independent review of Tower's investment portfolio in connection with CastlePoint's due diligence investigation of Tower, CastlePoint management retains full responsibility for valuing such assets and liabilities. The information provided by Towers Perrin and Deutsche Insurance Asset Management was among many factors considered by the CastlePoint special committee in making judgments as to the valuation of such assets and liabilities in the connection with the merger, and the CastlePoint special committee did not rely on the information provided by Towers Perrin and Deutsche Insurance Asset Management. In addition, neither Towers Perrin nor Deutsche Insurance Asset Management has reviewed or passed upon any information contained in the joint proxy statement/prospectus. See Rule 436(b) under the Securities Act. For these reasons, CastlePoint does not consider either of Towers Perrin or Deutsche Insurance Asset Management to have served as an expert within the meaning of Section 7 of the Securities Act and Rule 436 thereunder with respect to the CastlePoint special committee's valuation of Tower. As such, the explicit references to Towers Perrin and Deutsche Insurance Asset Management have been deleted, and further description of the contents of the reports has not been made.

39.
We note your disclosure on page 31 that management of Tower provided financial projections to Goldman Sachs in connection with Goldman Sachs' preliminary financial analysis of Tower. Please revise your disclosure to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed. Please also describe the financial projections disclosed on page 34 and 37 or, in the alternative, please reference the location in the proxy statement/prospectus where that information is discussed. In addition, please expand your disclosure of the revised projections to disclose how specifically in the projections Tower management calculated the risk of not combining with CastlePoint.

Response: Additional disclosure has been added to pages 25, 30 and 33 of the joint proxy statement/prospectus to describe the financial projections prepared by Tower management in response to the Staff's comment. In addition, although certain "down-side" standalone projections for Tower on a standalone basis were provided by Tower management to the Tower special committee as described on page 90 of the joint proxy statement/prospectus, we respectfully advise the Staff that we have not included projections which disclose how Tower management calculated the risk of not combining with CastlePoint, as such projections were not provided to the CastlePoint special committee or its advisors, and the Tower special committee did not consider such projections material to its approval of the merger.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

40.
Please expand your disclosure regarding ABC Co. on page 31 to disclose the size of the company and its respective relevant attributes. Please provide similar disclosure in your discussion of XYZ Co. on page 34. In addition, please also disclose whether ABC or XYZ was affiliated with either Tower or CastlePoint.

Response: The disclosure on pages 25, 26 and 29 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to disclose the approximate size and attributes of ABC Co., the approximate size and attributes of XYZ Co. and to clarify that neither ABC Co. nor XYZ Co. were affiliated with either CastlePoint or Tower.

41.
We note that in the November 2, 2008 Tower special committee meeting Tower management requested that the special committee consider a series of transactions resulting in the combination of Tower, CastlePoint and ABC Co. Please expand your disclosure to state if the request was considered and, if applicable, the next steps taken.

Response: The disclosure on pages 25-27 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to provide further information regarding the instructions provided by the Tower special committee to its advisors and Tower management regarding the potential combination of Tower, CastlePoint and ABC Co. and the next steps taken.

42.
We note that on November 14, 2007, Tower and CastlePoint entered into a confidentiality and standstill agreement. Please revise to describe the negotiations that led up to the execution of this agreement. Please also include each company's reasoning as to why it entered this agreement at this time. Similarly, please also include each company's reasoning as to why it entered the confidentiality and standstill agreement dated February 29, 2008 that discussed on page 35.

Response: The disclosure on pages 26 and 31 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to describe the negotiations and reasoning that led up to the execution of the confidentiality and standstill agreements entered into by Tower and CastlePoint on November 14, 2007 and February 29, 2008, respectively.

43.
We note your disclosure on page 32 that Goldman Sachs had discussions with a private equity firm. Please disclose whether Goldman Sachs contacted any other private equity firms and if so how many firms they contacted, what criteria they used to identify these firms and any results of their inquiries. If no other firms were contacted, please provide an analysis of why only one firm was contacted.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure on page 27 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify that Goldman Sachs did not contact any other private equity firms and to explain why only one firm was contacted.

44.
We note that on page 32 and page 40 you disclose that the CastlePoint special committee discussed certain alternatives to a transaction with Tower. Please revise your disclosure to disclose each of the alternatives, the benefits and risks of each alternative and why the committee did not pursue any of the alternatives pursuant to Item 1013(b) of Regulation M-A. If such information is disclosed on page 90, please reference that section. Similarly, please revise the disclosure on page 33 regarding the Tower special committee's discussion of alternatives, especially in light of the fact that you state that CastlePoint was uniquely constrained and that another party may be able to offer a higher price per share.

Response: The disclosure regarding the CastlePoint special committee on pages 27 and 36 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to include a cross reference to the more detailed discussion of such alternatives beginning on page 92. The disclosure regarding the Tower special committee on pages 28 and 29 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to include a cross reference to the more detailed discussion of such alternatives on page 91 and to address the unique constraints on CastlePoint.

45.
We note that on December 12, 2007, Tower management informed the Tower special committee that "the due diligence of ABC Co. continued, in particular, with respect to the adequacy of its reserves, and, as a result, an acquisition of ABC Co. could not be managed within a timeframe that would be compatible with the timeframe then contemplated for a possible business combination with CastlePoint." Please expand and clarify your disclosure. For example, was the Tower special committee only looking to acquire ABC Co. if it could also be acquired by CastlePoint? Did the Tower special committee evaluate a transaction solely with ABC Co. without a subsequent transaction with CastlePoint? Please also expand on the special committee's reasoning with regard to these alternatives.

Response: The disclosure on page 27 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify the disclosure regarding the termination of negotiations with ABC Co. We further supplementally advise the Staff that, at the time, the Tower special committee felt that a transaction with CastlePoint could be signed up promptly, and Mr. Lee, on behalf of Tower management, reported that pursuing an acquisition of ABC Co. would prove very time consuming and potentially fruitless in light of information derived from the due diligence undertaken by Tower management with respect to ABC Co.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

46.
Please also disclose the indicative price per share range that Goldman Sachs calculated that was conveyed in the December 21, 2007 teleconference of the CastlePoint special committee.

Response: As discussed in "Special Factors—Background of the Merger," the price per share range in question was based on highly uncertain assumptions. In particular, the price per share range indicated by Goldman Sachs assumed that CastlePoint could obtain debt and equity financing on terms favorable to CastlePoint. There were no assurances that CastlePoint would be able to obtain such financing and, in fact, CastlePoint's discussions with the Private Equity Investor and potential sources of debt financing were preliminary. Further, the price per share range indicated by Goldman Sachs related to a potential acquisition of Tower by CastlePoint, which is a transaction entirely separate from the merger, and therefore is not material to the CastlePoint shareholders' and Tower stockholders' analysis of the merger and the consideration to be paid in respect thereof. Finally, for various reasons, including the considerable changes in the credit and capital markets since the time of the indication, this transaction was not at the time the CastlePoint and Tower special committees approved the merger, and is not now, a viable alternative to the merger. For the foregoing reasons, we respectfully advise the Staff of our belief that this indicative price per share range (i) is not material to the investment decision of the CastlePoint shareholders in respect of the merger nor (ii) is it material to the exercise of the prudent judgment of the CastlePoint shareholders or the Tower stockholders in respect of the votes solicited in the joint proxy statement/prospectus.

47.
We note that on January 23, 2008, Mr. Lee sent an email to the CastlePoint special committee outlining an alternative potential transaction among CastlePoint, Tower and XYZ Co. Please expand your disclosure to describe the discussions or negotiations which led up to this email. Please similarly revise your disclosure on page 34 to specifically state how the Tower special committee was informed of the XYZ transaction. See Item 1005(c) of Regulation M-A.

Response: The disclosure in the "Special Factors—Background of the Merger—CastlePoint's Potential Acquisition of Tower" section on page 29 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to provide certain additional background regarding the XYZ transaction prior to January 23, 2008 and to specify how the Tower special committee was informed of the XYZ transaction.

48.
Please briefly describe the "significantly different" terms proposed by XYZ Co. referenced on page 35.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure on page 31 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to briefly describe the "significantly different" terms proposed by XYZ Co.

49.
We note that at the CastlePoint special committee on April 29, 2008, the committee discussed with its advisors and commented on a term sheet in relation to an equity investment in CastlePoint for distribution to the Private Equity Investor. Please revise to describe the specific terms of the equity investment.

Response: The disclosure in the "Special Factors—Background of the Merger—CastlePoint's Potential Acquisition of Tower" section on page 33 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to specify the specific terms of the equity investment contemplated by the term sheet. We further supplementally advise the Staff that, as we note in the revised disclosure, the term sheet was never sent to the Private Equity Investor due to subsequent developments in the negotiations.

Tower's Acquisition of CastlePoint, page 38

50.
Please quantify the decline in the Tower stock price which was discussed in the Tower special committee meetings on June 4 and June 11, 2008.

Response: The disclosure on page 36 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to quantify the approximate decline in the Tower stock price between May 22, 2008 and June 4, 2008 and between May 22, 2008 and June 11, 2008.

51.
We note your disclosure on page 41 CastlePoint management prepared and distributed pro forma and standalone financial models to Goldman Sachs. Please revise your disclosure to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed. Please also describe the financial projections disclosed on page 48 or, in the alternative, please reference the location in the proxy statement/prospectus where that information is discussed. Please also expand your disclosure on page 48 to provide the reasoning as to why CastlePoint management determined it would have lower than anticipated earnings in 2008 through 2012.

Response: The disclosure in the "Special Factors—Background of the Merger—Tower's Acquisition of CastlePoint" section on pages 37 and 45 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to describe the projections and explain why CastlePoint management lowered its projected earnings.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

52.
We note that on June 25, 2008, representatives of Debevoise and S&C sent a joint letter to Mr. Lee clarifying his role and that of the Tower and CastlePoint management teams in any negotiations between the Tower and CastlePoint special committees with respect to the possible acquisition of CastlePoint by Tower. Please revise your disclosure to expand on any events, discussions, negotiations or emails that took place between Mr. Lee and Tower and/or CastlePoint that influenced counsel in sending this letter.

Response: The disclosure in the "Special Factors—Background of the Merger—Tower's Acquisition of CastlePoint" section on page 37 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

53.
We note that on July 2, 2008, Tower management noted that it was considering a potential acquisition of Hermitage. Please expand your disclosure to describe the negotiations which led up to this email, including how such discussions or contacts were initiated. See Item 1005(c) of Regulation M-A.

Response: The disclosure on page 38 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to expand the disclosure regarding the negotiations of the potential acquisition of Hermitage.

54.
We note that on July 14, 2008, the Tower special committee determined that it could not agree to the revised economic terms suggested by Goldman Sachs because of, among other reasons, the significant dilution to Tower's earnings per share in 2010. Please revise to quantify the potential dilution to Tower's earnings per share in 2010. In addition, if Goldman Sachs prepared any relevant materials, spreadsheets, talking papers, board books, drafts, summaries or outlines for this meeting, please file copies as exhibits to the Schedule 13E-3.

Response: The disclosure in the "Special Factors—Background of the Merger—Tower's Acquisition of CastlePoint" section on page 40 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment. We supplementally advise the Staff that Goldman Sachs did not prepare any relevant materials, spreadsheets, talking papers, board books, drafts, summaries or outlines for this meeting.

55.
Please revise your disclosure to describe the financial projections provided by Tower management on July 17, 2008 or, in the alternative, please reference the location in the proxy statement where that information is discussed.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure on page 40 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to include a cross reference to the "Certain Financial Projections" section beginning on page 140.

56.
We note that on July 17, 2008, Tower management provided revised projections to reflect the fact that it determined that Tower's growth on a standalone basis should be lowered from 20% to 10% due to lack of capital to make acquisitions and management's reluctance to increase Tower's dependence on reinsurers in order to grow its business at 20%. It appears that the projections in November 2007 were reduced in February 2008 for similar reasons. Please expand your disclosure to provide the reasoning as to why Tower management determined that the projections should be lowered again for similar reasons. To the extent possible, please also provide a tabular disclosure of the significant differences in the projections provided in November 2007, February 2008 and July 2008.

Response: The disclosure in the "Special Factors—Background of the Merger—Tower's Acquisition of CastlePoint" section on page 40 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to explain why Tower management determined to again lower its projections. In addition, Tower has included a tabular disclosure of the significant differences in the projections provided in November 2007, February 2008 and July 2008 beginning on page 143 of the joint proxy statement/prospectus in the "Certain Financial Projections" section.

57.
In connection with the July 27, 2008 Tower special committee meeting, please revise your disclosure to provide a few examples of the exchange ratios and collar ranges that had been considered by the Tower special committee and/or discussed with Goldman Sachs. Please also disclose Tower's stock price at that time.

Response: The disclosure in the "Special Factors—Background of the Merger—Tower's Acquisition of CastlePoint" section on page 43 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

58.
It does not appear that any materials regarding the presentation by Goldman Sachs presented on July 27, 2008 at the CastlePoint special committee meeting or the report by Lazard presented on August 3, 2008 at the Tower special committee meeting have been filed. Please file copies of these materials as exhibits to the Schedule 13E-3.

Response: We respectfully advise the Staff that neither Goldman Sachs nor Lazard prepared any relevant materials for these meetings.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

59.
Please disclose whether, consistent with Tower's and CastlePoint's written policies described on page 174, the respective audit committees reviewed and approved the merger. If such approval was not received, please explain why it was not sought and/or received.

Response: The disclosure on page 47 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment. We further supplementally advise the Staff that, when CastlePoint was formed, both Tower and CastlePoint established certain protocols to govern how the various agreements regarding insurance transactions then contemplated to take place between CastlePoint and Tower were to be handled to avoid conflicts of interest. However, these protocols were not established to address extraordinary transactions between CastlePoint and Tower; rather, they were established to address the ongoing insurance relationships between the two companies. Thus, as the proposed combination between CastlePoint and Tower did not fall within the scope of those ongoing insurance relationships, each of CastlePoint and Tower formed a special committee consisting of its independent directors (who are the same as the members of the CastlePoint audit committee and the Tower audit committee, respectively) with specific authority to address the proposed transaction. Thus, the CastlePoint audit committee and the Tower audit committee did not approve the merger transaction; the CastlePoint special committee and the Tower special committee did.

Recommendation of the Tower Special Committee and Tower Board of Directors, page 51

60.
Please identify the names of the directors that abstained from voting on the Rule 13e-3 transaction. See Item 1014(a) of Regulation M-A.

Response: The disclosure on pages 48 and 49 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify that no directors abstained from voting on the merger.

61.
Please revise the disclosure in the first paragraph under the heading "Position of Tower Schedule 13E-3 Filing Persons..." to address only unaffiliated security holders. Currently, you only exclude from the fairness determination Tower and its wholly-owned subsidiaries but there are other affiliates that should be excluded as well (e.g., Tower's officers and directors).

Response: The disclosure on page 49 of the joint proxy statement/prospectus has been revised in response to the Staff's comment.

62.
On a related note, revise the second paragraph of the referenced section to address the fairness of the going private transaction, not solely the "merger consideration."

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure on page 49 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to delete the word "consideration."

63.
We note the reasons included in the second bullet point on page 53. What about CastlePoint's "business, financial condition,..." permitted the Tower filing persons to reach their fairness determination?

Response: The disclosure on page 50 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify how CastlePoint's "business, financial condition, results of operations and prospects" were considered by the Tower Schedule 13e-3 Filing Persons in connection with their fairness determination.

64.
With respect to the third bullet point on page 53, please specify what in the Swainbrook and Lazard reports permitted the Tower filing persons to reach their fairness determination.

Response: The disclosure on page 50 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment, and the reference to Swainbrook has been stricken because the Swainbrook reports were not considered to be material to the Tower Schedule 13e-3 Filing Persons' determination as to the fairness of the merger to unaffiliated CastlePoint shareholders.

65.
With respect to the sixth bullet point on page 53, please explain why you believe the combined company will be "stronger."

Response: The disclosure on page 50 of the joint proxy statement/prospectus has been revised to strike the bullet point referenced by the Staff to avoid duplicative disclosure since the reasons for which the combined company will be "stronger" were already described in the immediately subsequent bullet point.

66.
Please revise the fourth bullet point from the end of page 54 if you add other filing persons to the Schedule 13E-3 as a result of our comment above.

Response: For the reasons set forth in our response to the Staff's comment no. 72, we have stricken the bullet point referenced by the Staff and instead addressed the fact that the terms and conditions of the merger were negotiated by the CastlePoint special committee with the Tower special committee rather than with the Tower Schedule 13e-3 Filing Persons in the fourth bullet point on page 52.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

67.
Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. For example, we are unable to locate a detailed discussion of going concern value and liquidation value. Please note that conclusory statements are insufficient. Please review the Instruction 2 to Item 1014 factors and expand your disclosure accordingly. Please similarly revise the disclosure regarding the CastlePoint special committee starting on page 69.

Response: The disclosure regarding the Tower Schedule 13e-3 Filing Persons on page 53 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to specifically address the factors in Instructions 2(iv), 2(v), 2(vi) and 2(viii) to Item 1014 relating to going concern value, liquidation value, previous purchase prices and firm offers, respectively. Further, the disclosure on page 53 of the joint proxy statement/prospectus has been revised in accordance with the Staff comment to address the factors in paragraphs (c) and (d) of Item 1014 relating to approval of, and a representative for, unaffiliated security holders, respectively. With respect to the other factors outlined in Instruction 2 to Item 1014, we refer the Staff to the following disclosure regarding the reasons why the Tower Schedule 13e-3 Filing Persons believe the transaction is fair to unaffiliated shareholders beginning on page 49:

  •
  the first and sixth bullets relating to procedural fairness on page 51 (with respect to the factor in paragraph (e) of Item 1014 relating to approval by a majority of directors who are not employees);

  •
  the first and second bullets on page 49 under the caption "Position of the Tower Schedule 13e-3 Filing Persons as to the Fairness of the Merger" (with respect to the factors in Instructions 2(i) and (ii) to Item 1014 relating to current and historical market prices);

  •
  the third bullet on page 50 (with respect to the factor in Instruction 2(iii) to Item 1014 relating to net book value); and

  •
  the first bullet relating to procedural fairness on page 52 (with respect to the factor in Instruction 2(vii) to Item 1014 relating to reports, opinions and appraisals).

The disclosure regarding the CastlePoint special committee on page 77 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to specifically address the factor in Instruction 2(v) of Item 1014 relating to previous purchase prices. With respect to the other factors outlined in Instruction 2 to Item 1014, we refer the Staff to the following disclosure regarding the reasons of the CastlePoint special committee beginning on page 69:

  •
  the last paragraph on page 76 (with respect to factors in paragraphs (c) and (d) of Item 1014 relating to approval of, and a representative for, unaffiliated security holders);

  •
  the second sentence of the second paragraph on page 69 (with respect to the factor in paragraph (e) of Item 1014 relating to approval by a majority of directors who are not employees);

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

  •
  the seventh bullet on page 72 (with respect to the factor in paragraph (f) of, and Instruction 2(viii) to, Item 1014 relating to firm offers);

  •
  the last bullet on page 70 (with respect to the factor in Instructions 2(i) and (ii) to Item 1014 relating to current and historical market prices);

  •
  the third full bullet on page 71 (with respect to the factor in Instruction 2(iii) to Item 1014 relating to net book value);

  •
  the sixth bullet on page 72 (with respect to the factor in Instruction 2(iv) of Item 1014 relating to liquidation value); and

  •
  the seventh bullet on page 74 (with respect to the factor in Instruction 2(vi) to Item 1014 relating to reports, opinions and appraisals).

68.
Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of the factors upon which the fairness determination was based. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Please revise. Refer to In the Matter of Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988). For instance, we note that your third, fourth and sixth bullet points do not clarify why the Tower Schedule 13E-3 Filing Persons believe those bullet points are factors in whether the transaction is considered to be substantively fair. In addition, please similarly revise the disclosure regarding the CastlePoint special committee starting on page 69, as we note that the sixth bullet point on page 71 and the second to last bullet point on page 72 do not clarify why the CastlePoint special committee believes those bullet points are factors in whether the transaction is considered to be fair. The description of this factor should explain why the factor supports the findings. Please carefully review each factor and revise as appropriate.

Response: The disclosure regarding the Tower Schedule 13e-3 Filing Persons beginning on page 49 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment. The disclosure regarding CastlePoint beginning on page 69 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

69.
In addition, if the Tower Schedule 13E-3 Filing Persons relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. To the extent such persons did rely on the financial advisor's analysis, please revise to explicitly state that such analyses were adopted or revise this discussion to reflect the analysis undertaken by the board of directors in arriving at its fairness determination.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Alternatively, if the Tower Schedule 13E-3 Filing Persons did not rely on the analysis of the financial advisor or the special committee, please revise to present the financial analyses such persons performed which support their determination that the Rule 13e-3 transaction is fair to the unaffiliated shareholders.

Response: The disclosure on page 53 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to reflect the adoption of certain of Lazard's conclusions and analyses for the purposes of the Tower Schedule 13e-3 Filing Persons' fairness determination.

70.
To the extent that the Tower Schedule 13E-3 Filing Persons considered any potentially negative factors in their fairness analysis, please expand the fairness discussion to address any potentially negative factors relating to the merger. For example

  •
  Assuming the merger consideration was based on Tower's closing price on August 4, 2008 ($12.68), it appears the consideration would lower than the highest stock price for CastlePoint's common stock in the 52-week period prior to the merger ($13.50) and CastlePoint's initial public offering price in March 2007 ($14.50);
  •
  The CastlePoint special committee will also serve as directors on the Tower board of directors following the transaction;
  •
  Whether any other proposals were solicited; and
  •
  Any of the negative factors listed on page 58.

  To the extent considered by the CastlePoint special committee, please also revise the disclosure on pages 74 and 75.

Response: The disclosure regarding the Tower Schedule 13e-3 Filing Persons on page 52 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to address negative considerations considered by the Tower Schedule 13e-3 Filing Persons in connection with their fairness determinations. The disclosure regarding the CastlePoint special committee on pages 75 and 76 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to include certain additional negative considerations.

71.
Please delete the discussion concerning "arms-length negotiations" on pages 55, 67, 74, 76, 86 and in all other places in the document where similar language appears, as references to arm's-length negotiations are inappropriate in a going private transaction.

Response: The disclosure on pages 52, 67, 74, 76 and 87 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to eliminate references to the

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

negotiations between the Tower special committee and the CastlePoint special committee being conducted at "arm's length."

72.
Please supplementally provide support for the statements that "the Tower Schedule 13e-3 Filing Persons did not participate in or have any influence over the conclusions reached by the CastlePoint special committee" (page 54) and "the fact that CastlePoint special committee was negotiating with the Tower special committee rather than Mr. Lee" (pages 55 and 74). It appears from the disclosure in the Background of the Merger section that "Tower management" and "CastlePoint management" often participated in the meetings of the respective special committees, conducted the due diligence and prepared the projections from which the consideration of the merger was negotiated and determined. It appears that Mr. Lee is considered to be a part of both "Tower management" and "CastlePoint management." We may have further comments based on your response.

Response: As mentioned in response to the Staff's comment no. 66, we have stricken the referenced statement that "the Tower Schedule 13e-3 Filing Persons did not participate in or have any influence over the conclusions reached by the CastlePoint special committee" and instead addressed the fact that terms and conditions of the merger were negotiated by the CastlePoint special committee with the Tower special committee rather than with the Tower Schedule 13e-3 Filing Persons (now including Mr. Lee, as discussed in response to the Staff's comment no. 1) in the fourth bullet on page 52, where we believe it more accurately belongs.

Tower's Reasons for and Effects of the Merger, page 55

73.
We note that you disclose various reasons why the Tower special committee recommended the approval of the transaction. Please expand your discussion of the purposes of the transaction to explain why the Tower Schedule 13e-3 Filing Persons are engaging in the transaction. Please refer to Instruction 1 of Item 1013 when drafting your response.

Response: Disclosure has been added on page 58 of the joint proxy statement/prospectus in accordance with the Staff's comment to explain the purposes of the merger.

74.
Please expand your disclosure on pages 55 and 56 to state why each statement was a factor in the Tower special committee's determination that the merger was in the best interests of the Tower stockholders. For example, how does the factor regarding the current financial market conditions and historical market prices and trading information support the committee's findings. The description of this factor should explain why the factor supports the findings. Please carefully review each factor and revise as appropriate.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure beginning on page 54 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to explain more fully why the factors listed on those pages support the Tower special committee's determination that the merger was in the best interests of the Tower stockholders.

75.
Please expand your disclosure to explain why the transaction was undertaken at this time. Refer to Item 1013(c) of Regulation M-A.

Response: Disclosure has been added on page 58 of the joint proxy statement/prospectus in accordance with the Staff's comment to explain why the merger was undertaken at this time.

76.
We are unable to locate disclosure that attempts to comply with Item 1013(d). Provide the required disclosure. Please refer to Instructions 2 and 3 of Item 1013 when drafting your response. In particular, please note that each filing person has its own obligation with respect to the disclosure requirements. Accordingly, when describing the interest in net book value it would inappropriate to aggregate the separate interests of different filing persons.

Response: Disclosure has been added, beginning on page 94 of the joint proxy statement/prospectus, in accordance with the Staff's comment to provide a discussion of the effects of the merger on the Tower Schedule 13e-3 Filing Persons, CastlePoint and the CastlePoint shareholders unaffiliated with the Tower Schedule 13e-3 Filing Persons.

77.
Please disclose whether the Tower special committee considered the possibility of derivative actions as a result of the transaction and the possibility that those transactions might adversely affect the merger and the steps taken to minimize the possibility of such actions. Please provide comparable disclosure for the CastlePoint special committee on pages 74 and 75.

Response: The disclosure regarding the Tower special committee on page 57 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to describe the Tower special committee's consideration of the possibility that derivative suits and appraisal actions could be commenced with respect to the merger. The disclosure regarding the CastlePoint special committee on page 76 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to describe the CastlePoint special committee's consideration of the possibility that derivative suits and appraisal actions could be commenced with respect to the merger.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Opinion of the Financial Advisor of the Tower Special Committee, page 59

78.
Please revise the second paragraph to describe the procedures followed, assumptions made, matters considered, and limitations rather than referring to the opinion. Please similarly revise the disclosure regarding Goldman Sachs' opinion on page 77.

Response: We respectfully advise the Staff that we believe that it is customary to include this language in the introductory paragraphs of the descriptions of the financial advisory opinions. We also direct the Staff to pages 58-61 and 78-79 of the joint proxy statement/prospectus where we have included disclosure regarding the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with the Lazard opinion in the first part of "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" preceding the heading "Comparable Public Company Trading Analysis" and the Goldman Sachs' opinion in the first part of "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee" preceding the heading "Implied Transaction Multiples Analysis."

79.
Please delete the statement that the discussion herein is "qualified in its entirety by reference to the full text of Lazard's written opinion attached as Annex D." Investors are entitled to rely upon your disclosure. Please also delete the similar statement regarding Goldman Sachs' opinion on page 59.

Response: The disclosure on pages 59 and 87 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to delete the referenced statement.

80.
We note your disclosure in the second paragraph on page 61 that the summary set forth in the proxy statement/prospectus could create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion. Please delete this statement and revise your summary so it does not create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion.

Response: We have deleted the words "or the summary" on page 60 of the joint proxy statement/prospectus. The remaining sentence discourages investors from considering selected portions of Lazard's analyses and reviews in isolation as this may create an incomplete or misleading view. We believe that the summary itself does not create an incomplete or misleading view of the analyses and reviews underlying Lazard's opinion.

81.
We note that each of Lazard's and Goldman Sachs' opinion was delivered months before the proposed date of the security holder meeting. Please disclose whether any material changes in either of Tower's or CastlePoint's operations, performance or in any of the projections or assumptions upon which each respective financial advisor

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Response: In response to the Staff's comment, a new section captioned "Material Changes Affecting Tower and CastlePoint Since the Date of the Merger Agreement" has been added to the joint proxy statement/prospectus on page 146.

Financial Analyses, page 62

Comparable Public Company Trading Analysis, page 62

82.
We note your disclosure that for companies reasonably comparable to Tower, Lazard reviewed and analyzed selected public companies in the property & casualty insurance industry. Please disclose in more detail the criteria used to select the public companies used in this analysis. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded. Similarly, please expand the disclosure regarding Lazard's selection of comparable companies for CastlePoint.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section on pages 61 and 62 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

83.
Please explain how you used the percentages and multiples to calculate the range value per share for the comparative analyses of Tower and CastlePoint.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section on pages 62 and 63 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

Dividend Discount Analysis, page 64

84.
Please disclose in a tabular format each of the present estimated future dividends during the five-year period from 2008 through 2012 for both Tower and CastlePoint.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section on pages 63 and 64 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

85.
Please disclose the present value of an estimated terminal value of Tower common stock and CastlePoint at the end of 2012 and explain how such values were calculated.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section on pages 63 and 64 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment. Please note that Lazard did not include the present value of the estimated terminal value for either Tower or CastlePoint in its presentation to the Tower Special Committee, but rather only presented an estimated terminal value for each. The terminal value was calculated on a last twelve months price to earnings multiple based on the 2012 estimated earnings.

86.
We note that you state that Lazard assumed in its discount dividend analysis for both Tower and CastlePoint that the reinsurance arrangements with between the companies will continue. We also note that on page 25, it is disclosed that "If the merger is completed, Tower will again be exposed to risk of loss on all of the business that it has ceded to CastlePoint, other than amounts that CastlePoint has retroceded to other reinsurers, and Tower's risk of suffering a large loss will be greater. Accordingly, Tower may wish to locate other sources of reinsurance." Please expand the disclosure to explain why Lazard believes such an assumption is appropriate given the above statement.

Response: For the purpose of this component of its valuation of Tower and CastlePoint, Lazard treated each company on a stand-alone basis and did not factor in the financial consequences of the proposed merger. We have included additional wording on page 63 of the joint proxy statement/prospectus to clarify this. The referenced risk was not quantified for valuation purposes, although it was factored in to the overall transaction consideration.

87.
In connection with the assumptions that are not the same for Tower and CastlePoint, please revise the disclosure to explain why Lazard assumed the different ranges and ratios.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section of the joint proxy statement/prospectus on page 64 has been revised in accordance with the Staff's comment.

Pro Forma Financial Analysis, page 66

88.
Please disclose the date such analysis was performed.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section of the joint proxy statement/prospectus on page 66 has been revised in accordance with the Staff's comment.

Miscellaneous, page 66

89.
Please revise your disclosure to provide the information required by Item 1015(b)(4).

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section of the joint proxy statement/prospectus on page 66 has been revised in accordance with the Staff's comment.

Other Written Presentations by Lazard, page 67

90.
Please provide a detailed description of each of the potential alternative transaction structures that were discussed in the March 14, 2008 materials.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section of the joint proxy statement/prospectus on page 67 has been revised in accordance with the Staff's comment.

91.
To the extent not already disclosed, please revise to expand to provide a reasonably detailed description of each of the analyses described in the bullet points.

Response: We respectfully submit that the inclusion of detailed descriptions of the analyses used in the other presentations prepared by Lazard would give undue prominence to such analyses and create unnecessary complexity in the disclosure for investors. These presentations and the analyses and reviews set forth therein did not affect Lazard's final fairness opinion, and are only disclosed by way of background information for investors. To the extent investors would like additional information, they may consult the presentations which will be filed along with the joint proxy statement/prospectus. We further respectfully submit that, for the foregoing reasons, this approach to such disclosure is customary for Rule 13e-3 transactions.

92.
Please disclose how Lazard refined its financial analyses over time.

Response: We have deleted the last sentence of the final paragraph in the section relating to Lazard's opinion on page 68 of the joint proxy statement/prospectus in response to the Staff's comment.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

CastlePoint's Reasons for, and Effects and Fairness of, the Merger, page 69

CastlePoint Special Committee, page 69

Challenges to CastlePoint's standalone business model, page 69

93.
Please quantify CastlePoint management's projected earnings for 2008 as of August 4, 2008 and those previously announced, each in the fifth bullet point on page 70. Also, quantify the costs associated with continuing to operate CastlePoint as a public company (seventh bullet point on page 70).

Response: The disclosure in the "Special Factors—CastlePoint's Reasons for, and Fairness of, the Merger—CastlePoint Special Committee—Challenges to CastlePoint's standalone business model" section beginning on page 69 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

Potential benefits of the combined company, page 72

94.
Please describe Tower's "reputation" (first bullet point) and explain how it supports the relevant fairness determination.

Response: We have deleted the reference to Tower's reputation in response to the Staff's comment.

Lack of attractive alternative opportunities, page 72

95.
Please revise your disclosure to disclose each of the alternatives, the benefits and risks of each alternative and why the committee did not pursue any of the alternatives.

Response: The disclosure in the "Special Factors—CastlePoint's Reasons for, and Fairness of, the Merger—CastlePoint Special Committee—Lack of attractive alternative opportunities" section of the joint proxy statement/prospectus on page 72 has been revised in accordance with the Staff's comment to include a cross-reference to the detailed discussion of each alternative under "Alternatives to the Merger Considered by the Tower Special Committee and the CastlePoint Special Committee—Purpose of, and Alternatives to the Merger Considered by the CastlePoint Special Committee" beginning on page 92.

96.
Please revise your disclosure to clarify whether any other offers were solicited.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: We refer the Staff to CastlePoint's response to the Staff's comment no. 70 above. The disclosure on pages 75-76 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to include as a potentially negative factor the fact that no other offers were solicited.

Certain shareholder safeguards, page 73

97.
Please clarify in your first bullet point that all of the members of the special committee will continue to serve on the board of directors of Tower following the transaction. In addition, if known, please disclose any fees that the members will receive in connection with their service. To the extent that the special committee was aware of this at the time it approved the agreement, please disclose if this was also considered as a potentially negative factor.

Response: The second full bullet on page 74 of the joint proxy statement/prospectus has been revised in response to the Staff's comment to clarify that the members of the CastlePoint special committee will join the Tower board of directors and receive certain directors' fees and stock-based awards. We have revised this bullet, which sets out the potentially differing interests of the committee members, as opposed to the referenced bullet, which contains an accurate statement that none of the committee members are officers or employees of either company. We further supplementally advise the Staff that the CastlePoint special committee did not consider as a potentially negative factor the fact that the CastlePoint special committee will join the Tower board of directors after completion of the merger. Please note that Tower directors currently receive fees of approximately $25,000 annually, plus $1,500 for each meeting attended, and stock-based awards.

98.
If the special committee or board of directors relied on the analysis of another, such as the financial advisor or special committee, respectively, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. To the extent the special committee or the board did rely on the financial advisor's or special committee's analysis, please revise to explicitly state that such analyses were adopted or revise this discussion to reflect the analysis undertaken by the board in arriving at its fairness determination. Alternatively, if the special committee or the board of directors did not rely on the analysis of the financial advisor or the special committee, please revise to present the financial analyses the special committee or the board performed which supports its determination that the Rule 13e-3 transaction is fair to the unaffiliated shareholders.

Response: The disclosure on pages 76 and 77 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify that the CastlePoint special committee

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

and the CastlePoint board of directors expressly adopted the analysis and opinion of Goldman Sachs.

99.
Please remove the assumption expressed in parenthesis in the first paragraph of page 76. CastlePoint's officers and directors are affiliates of CastlePoint.

Response: The disclosure on page 76 of the joint proxy statement/prospectus has been revised in response to the Staff's comment to delete the parenthetical.

CastlePoint Board of Directors, page 76

100.
Please identify the names of the directors that abstained from voting on the Rule 13e-3 transaction. See Item 1014(a) of Regulation M-A.

Response: The disclosure on page 68 of the joint proxy statement/prospectus relating to the recommendation of the CastlePoint board of directors has been revised in accordance with the Staff's comment to disclose that no director abstained from the vote on the merger.

Opinion of the Financial Advisor of the CastlePoint Special Committee, page 77

Historical Market Performance Analysis, page 80

101.
If any company met the criteria which Goldman Sachs used to select comparable companies for CastlePoint but was excluded from the analysis, please identify the company and explain why it was excluded. Similarly, on page 85, please disclose in more detail the criteria used to select the companies in the historical market analysis for Tower. If any company met the criteria but was excluded from the analysis, please identify the company and explain why it was excluded.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Historical Market Performance Analyses—CastlePoint" and "—Tower" sections of the joint proxy statement/prospectus on pages 81 and 86 has been revised in accordance with the Staff's comment. In response to the Staff's comment, we note that Goldman Sachs selected comparable companies for CastlePoint and Tower based upon Goldman Sachs' general experience and knowledge of the companies in the relevant markets and not based upon specifically identified objective criteria. Therefore, no company "met the criteria" but was excluded from the analysis.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Selected Companies Analysis—CastlePoint, page 81

102.
Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. Please apply this comment to the following analyses: Selected Transactions, Dividend Discount Model, Pro Forma Transaction, Recent Bermuda Transactions, Historical Market Performance (Tower), and Selected Companies (Tower). For each analysis, please compare the analysis' results to the current transaction values.

Response: Given the substantial volume of the underlying data that Goldman Sachs used in its analyses, an extensive disclosure of such data is not likely to benefit holders of CastlePoint common shares in their understanding of the transaction in any meaningful way. Further, since most of the underlying data was not included in the materials prepared by Goldman Sachs for the CastlePoint special committee, we do not believe that it would be appropriate to disclose such data in the joint proxy statement/prospectus. We have, however, revised the disclosure under "Dividend Discount Model Analysis" and "Pro Forma Transaction Analysis" on pages 83-85 to include certain underlying data that was presented to the CastlePoint special committee. Regarding the Staff's request for a comparison of the analysis' results to the "current" transaction values, we direct the Staff to (i) the disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Implied Transaction Multiples Analysis" section of the joint proxy statement/prospectus beginning on page 79 for a comparison of the multiples and premiums resulting from the assumed transaction values to the multiples and premiums derived from the closing price of CastlePoint's common shares on August 1, 2008, (ii) the disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Selected Transactions Analysis" section of the joint proxy statement/prospectus on page 83 for a comparison of the premium to CastlePoint's share price to be paid in the merger to median, high and low premiums for the selected transactions and (iii) the disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Pro Forma Transaction Analysis" section of the joint proxy statement/prospectus beginning on page 84 for a comparison of CastlePoint's share price on August 1, 2008 to the total value of the merger consideration to CastlePoint as of 2009 and 2010 (derived using the pro forma Tower stock price for 2009 and 2010 in addition to the value of the cash consideration to be received in the merger), and a comparison of the intrinsic values of CastlePoint on a standalone basis (derived using the dividend discount model described in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Dividend Discount Model Analysis" section of the joint proxy statement/prospectus) to the values of the merger consideration as of August 1, 2008 (derived using a dividend discount model described in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Pro Forma Transaction Analysis"). With respect to the disclosure in the

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

"Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Historical Market Performance Analysis—Tower" section and the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Selected Companies Analysis—Tower" section of the joint proxy statement/prospectus, we note that the analysis in these sections was intended to compare Tower to other selected casualty insurance companies and was not intended to be comparative with the transaction value. To the extent that the Staff is requesting additional comparative disclosure in this section with respect to "current" transaction values as of a time subsequent to August 4, 2008, when Goldman Sachs made its presentation to the CastlePoint special committee, we respectfully note that such comparative analysis has not been undertaken by Goldman Sachs and was not considered by the CastlePoint special committee, and therefore it would not be appropriate to include such analysis in this section of the joint proxy statement/prospectus.

103.
Please explain how the results of this analysis support the fairness opinion given that those results are mostly below the current transaction's values.

Response: We note that the disclosure in this section was intended to compare CastlePoint to the other selected Bermuda property and casualty insurance companies and was not intended to be comparative with the transaction value. In addition, we note that Goldman Sachs has informed us that they reach a single conclusion as to fairness based on their experience, professional judgment and the analyses as a whole. Goldman Sachs, as part of its fairness determination, does not isolate the various analyses and reach separate conclusions with respect to whether or not any particular analysis "supports" or "weakens" its opinion. We note that this is reflected in the third sentence in the first full paragraph on page 87 of the joint proxy statement/prospectus which states that "[I]n arriving at its fairness determination, Goldman Sachs considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment, after considering the results of all the analyses."

Selected Transactions Analysis, page 82

104.
Please disclose in more detail the criteria used to select the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Selected Transactions Analysis" section of the joint proxy statement/prospectus on page 83 has been revised in accordance with the Staff's comment.

105.
We also note the disclosure that Fortress/Alea transaction was not included in the calculation of the premiums to 1-month or 3-month prior prices and the Catalina/Quanta transaction was excluded from the calculation of the premiums to 3-

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

month prior prices. Please explain why these transactions were excluded from these calculations.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Selected Transactions Analysis" section of the joint proxy statement/prospectus beginning on page 83 has been revised in accordance with the Staff's comment.

Dividend Discount Model Analysis, page 83

106.
Please define ROACE the first time this term is used.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Dividend Discount Model Analysis" section of the joint proxy statement/prospectus on page 84 has been revised in accordance with the Staff's comment.

107.
Please disclose the available dividends and the range of illustrative terminal values.

Response: We respectfully note that this information was not included in the materials prepared by Goldman Sachs for the CastlePoint special committee and we do not believe that it would be appropriate to disclose this information in the joint proxy statement/prospectus since it was not provided to the CastlePoint special committee.

108.
Please disclose the projections referenced in this analysis and the Pro Forma Transaction Analysis or a cross-reference to where they appear elsewhere in the disclosure.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Dividend Discount Model Analysis" and "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Pro Forma Transaction Analysis" sections of the joint proxy statement/prospectus on pages 83-85 has been revised in accordance with the Staff's comment.

Recent Bermuda Transactions Analysis, page 84

109.
We note your disclosure that two of the three transactions described in this section are of limited to no relevance. Please disclose the extent to which Goldman Sachs relied on this analysis in delivering its opinion.

Response: In response to the Staff's comment, we direct the Staff to the response to comment no. 103 where we explained that Goldman Sachs does not isolate the various analyses and reach separate conclusions with respect to whether or not any particular analysis "supports" or "weakens" its opinion.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Other Written Presentations by Goldman Sachs, page 88

110.
Please provide a detailed description of each of the potential alternative transaction structures that were discussed in the March 14 and March 21, 2008 materials.

Response: The disclosure in the "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee—Other Written Presentations by Goldman Sachs" section of the joint proxy statement/prospectus on page 89 has been revised in accordance with the Staff's comment to cross-reference the detailed discussion of alternatives beginning on page 91.

111.
Please disclose how Goldman Sachs refined its financial analyses over time.

Response: We have deleted the last sentence of the final paragraph in the section relating to Goldman Sachs' opinion on page 89 of the joint proxy statement/prospectus in response to the Staff's comment.

Selected Historical Consolidated Financial Data of CastlePoint, page 104

112.
Please disclose the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A. Also, disclose the pro forma ratio of earnings to fixed charges and the book value as required by Item 1010(c)(6).

Response: In response to the Staff's comment, the ratio of earnings to fixed charges has been added to the "Selected Historical Consolidated Financial Data of CastlePoint" section on page 122 of the joint proxy statement/prospectus. We respectfully note that the pro forma combined book value per share is set forth in the table in the "Comparative Per Share Data" section on page 144 of the joint proxy statement/prospectus. There is not expected to be a change in the debt structure of CastlePoint or Tower, therefore no additional interest or other fixed charges are anticipated. Consequently, we do not believe that a pro forma ratio of earnings to fixed charges is material to this transaction.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Certain Financial Projections, page 122

113.
We note that you have included a summary of the financial forecasts provided to the financial advisors. Please ensure that you have provided all projections and underlying assumptions that were supplied to the financial advisors and used to formulate their opinions. In that regard we note that footnote 1 states that the projections provided do not include Tower's and CastlePoint's future earnings for 2008. Please revise to include all projections provided to the special committees.

Response: The disclosure on page 141 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to clarify that the only additional projections that were used in the financial analyses of Lazard and Goldman Sachs were those related to Tower's and CastlePoint's future earnings for 2008. The 2008 projections were not included in this "Projections" section of the joint proxy statement/prospectus because the 2008 year will have substantially concluded prior to the required stockholder/shareholder vote of Tower and CastlePoint, and, to the extent relevant, such projections are included in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" and "Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee" sections of the joint proxy statement/prospectus.

Market Price and Dividend Information, page 126

114.
Please update the stock prices to be as of the latest practicable date.

Response: The stock prices in the "Market Price and Dividend Information" section on page 145 of the joint proxy statement/prospectus have been updated to the latest practicable date in response to the Staff's comment.

Forward-Looking Statements, page 127

115.
Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a going private transaction. Refer to Section 21E(b)(1)(E) of the Exchange Act.

Response: The referenced statement has been deleted and the disclosure in the "Forward-Looking Statements" section of the joint proxy statement/prospectus on page 147 has been revised in response to the Staff's comment.

116.
You state in this section that you under take no obligation to update any forward-looking statements whether as a result of new information, future development or otherwise. Rule 13e-3(d)(2) of the Exchange Act imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

the information previously reported. Please revise to remove this apparent inconsistency.

Response: The disclosure in the "Forward-Looking Statements" section of the joint proxy statement/prospectus on page 149 has been revised in response to the Staff's comment.

Description of the Merger Agreement, page 138

117.
Please revise your statement that the following is a summary of "selected" material provisions. All material terms of the agreement are required to be summarized. Similarly, please revise your statements on page 156.

Response: The disclosure in the lead-in to the "Description of the Merger Agreement" section of the joint proxy statement/prospectus on page 158 has been revised to delete the word "selected" in response to the Staff's comment.

Information About the Companies, page 157

118.
Please revise to provide the information required by Item 1003 of Regulation M-A for each of the officers and directors of Ocean I. In addition, if any or all of the officers and directors of Ocean I are also affiliated with Tower Group or CastlePoint, please also revise your disclosure in the Summary regarding Ocean I to indicate the name, titles and affiliations of such persons.

Response: The disclosure on pages 1 and 178 of the joint proxy statement/prospectus has been revised in response to the Staff's comment.

Security Ownership of Certain Beneficial Owners and Management, page 161

CastlePoint, page 162

119.
Please clarify that Tower owns 2,555,000 CastlePoint common shares and warrants to purchase an additional 1,127,000 common shares.

Response: A footnote has been added to the CastlePoint beneficial ownership table in the "Security Ownership of Certain Beneficial Owners and Management—CastlePoint" section of the joint proxy statement/prospectus on page 183 to clarify the nature of Tower's beneficial ownership in response to the Staff's comment.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Tower Management, page 163

120.
Please confirm you have provided all material occupations, positions, offices or employment during the past five years for Messrs. Fox and Maier.

Response: We have provided all material occupations, positions, offices or employment during the past five years for Mr. Fox. We have revised the disclosure regarding Mr. Maier on page 187 of the joint proxy statement/prospectus to specify the period during which Mr. Maier was employed by OneBeacon Insurance Group.

Material U.S. Federal Income Tax Consequences, page 202

121.
Please expand your disclosure to explain that U.S. holder's with a holding period for CastlePoint common shares that is 12 months or less will be taxed at the short-term capital gain rate. Please also disclose the current tax rate on short-term capital gains.

Response: The disclosure in the "Material U.S. Federal Income Tax Consequences—U.S. Holders" section of the joint proxy statement/prospectus on page 224 has been revised in accordance with the Staff's comment.

Tower Proposal 1: Amendment to the Certification of Incorporation of Tower, page 205

122.
It appears that Tower is seeking to increase the authorized capital by 60 million shares of common stock. It appears that there will be approximately 20 million shares issued in the merger. Please revise to disclose whether or not Tower has any additional plans for the remaining 40 million additional authorized and unissued shares of common stock.

Response: The disclosure on pages 226 and 227 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to disclose the purposes and possible effects of the proposed increase in the maximum number of authorized shares of Tower common stock.

CastlePoint Proposal 1: Amendment to CastlePoint Bye-laws to Permit Irrevocable Proxies, page 208

123.
Please revise this section to disclose why CastlePoint is seeking this amendment of its bye-laws.

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Response: The disclosure in the "CastlePoint Proposal 1: Amendment to CastlePoint Bye-laws to Permit Irrevocable Proxies" section of the joint proxy statement/prospectus on page 230 has been revised in accordance with the Staff's comment.

Where You Can Find More Information, page 212

124.
It appears that the Form 8-K filed by CastlePoint on August 5, 2008 does not file copies of Exhibit 99.3 and 99.4 thereto. Please revise to file copies of such exhibits or reference the location where such exhibits were filed. In addition, please incorporate these exhibits by reference to the Schedule 13E-3 pursuant to Item 1016(a) of Regulation M-A.

Response: CastlePoint respectfully advises the Staff that the Item 9.01 of the Form 8-K filed by CastlePoint on August 5, 2008 only references two exhibits, 99.1 and 99.2, although there is reference to four exhibits in the Exhibit Index. The references to Exhibits 99.3 and 99.4 should have been omitted in the version of the Form 8-K filed on August 5, 2008, but were not. Exhibit 99.4 was never created or sent, and the letter that Exhibit 99.3 referenced was filed as Exhibit 99.2 to the Form 8-K filed by CastlePoint on August 6, 2008.

Item 21. Exhibits and Financial Statement Schedules, page II-2

125.
Please file a copy of the program management agreement with CastlePoint Management Corp. effective January 1, 2007 that is discussed on page 173.

Response: The Program Management Agreement has been added to Item 21 of Part II of the Form S-4 as Exhibit Number 10.64, and is incorporated by reference to Exhibit 10.24 to CastlePoint's Annual Report on Form 10-K filed on March 14, 2008.

126.
Please file the consent for William A. Robbie. Currently exhibit 99.5 is the consent for Goldman Sachs, which is filed in duplicate to exhibit 99.4.

Response: The consent of William A. Robbie has been filed as Exhibit 99.5 to Amendment No. 1 to the Form S-4.

127.
Please provide consents for each of Towers Perrin and Deutsche Insurance pursuant to Rule 436.

Response: As noted in the response to comment no. 38 above, CastlePoint does not consider either of Towers Perrin or Deutsche Insurance Asset Management to have served as an expert

Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

within the meaning of Section 7 of the Securities Act and Rule 436 thereunder with respect to the CastlePoint special committee's valuation of Tower.

128.
Please revise each form of proxy to clearly identify it as preliminary.

Response: The form of each proxy has been revised to clearly indicate that it is a preliminary copy.

        On behalf of the filing persons, we confirm the filing persons acknowledge, in connection with filing the Form S-4 and the Schedule 13E-3 (together, the "Filings"), in response to the Staff's comments, that:

  •
  they are responsible for the adequacy and accuracy of the disclosure in the Filings;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

  •
  they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 259-8185.

Very truly yours,
/s/ Matthew M. Ricciardi
cc:
Francis M. Colalucci
 Tower Group, Inc.

Roger A. Brown Esq.
 CastlePoint Holdings, Ltd.

Michael W. Blair, Esq.
 Debevoise & Plimpton LLP

John Evangelakos, Esq.
Stephen M. Kotran, Esq.
 Sullivan & Cromwell LLP